February 21, 2008

PHILIPS COMPLETES ACQUISITION OF US-BASED VISICU

Amsterdam, The Netherlands – Royal Philips Electronics (AEX:PHI, NYSE:PHG) (“Philips”) and VISICU Inc. (NASDAQ: EICU) today announced that Philips has completed its acquisition of VISICU through the merger of its indirect wholly-owned subsidiary with and into VISICU. As a result of the merger, VISICU has become an indirect wholly-owned subsidiary of Philips. As of the first quarter of 2008, VISICU’s financial results will be accounted for in the financial results of the Patient Monitoring business unit within Philips Healthcare.

VISICU has requested that the NASDAQ file a Form 25 with the United States Securities and Exchange Commission causing the delisting of VISICU’s common stock from the NASDAQ and the deregistration of its common stock under the United States federal securities laws.

To view Philips’ December 18, 2007 press release, announcing Philips’ intention to acquire VISICU, please click here.

For further information please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com

Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com

Robert Pepper
VISICU, Inc.
Tel: +1 410 246 5364
Email: rpepper@visicu.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About Visicu
VISICU, Inc. (NASDAQ: EICU) is a healthcare information technology and clinical solutions company focused on transforming the delivery of critical care through its eICU® Program. Through remote monitoring technology and clinical intelligence, experienced critical care resources are leveraged to provide coverage and early intervention for safer, more effective patient care. Currently more than 180 hospitals serving over 250,000 patients annually have partnered with VISICU to implement eICU programs. More information is available at www.VISICU.com. VISICU® and eICU® are registered trademarks of VISICU, Inc. All rights reserved. All other brand names, product names, company names, trademarks and service marks are the property of their respective owners. visicu-g

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.